UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

VectivBio Holding AG

(Name of Subject Company)

VectivBio Holding AG

(Name of Person Filing Statement)

Ordinary Shares, nominal value of CHF 0.05 per share

(Title of Class of Securities)

H9060V101

(CUSIP Number of Class of Securities)

Luca Santarelli, M.D.

Chief Executive Officer

Aeschenvorstadt 36

4051 Basel

Switzerland

Tel: +41 615513030

Email: luca.santarelli@vectivbio.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Michal Berkner Brandon Fenn Ryan Samson Rita Sobral Cooley (UK) LLP 22 Bishopsgate London, EC2N 4BQ United Kingdom +44 (0) 20 7556 4321	Andreas Müller Margrit Marti Homburger AG Prime Tower Hardstrasse 201 CH-8005 Zurich Switzerland +41 43 222 10 00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio” or the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), to acquire all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio for $17.00 per Share, net to the shareholders of VectivBio in cash (but subject to deduction for any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were filed as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule 14D-9. The Offer is being made pursuant to the Transaction Agreement, dated as of May 21, 2023, by and among Ironwood and VectivBio (the “Transaction Agreement”), a copy of which was filed as Exhibit (e)(1) to the Schedule 14D-9 filed by the Company with the SEC on May 31, 2023. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding the following paragraph at the end of the section titled “Antitrust Compliance” on page 31:

“Each of VectivBio and Ironwood filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 31, 2023. At 11:59 p.m., Eastern Time, on June 15, 2023, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period (or any extension thereof) under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

On June 16, 2023, VectivBio issued a joint press release with Ironwood announcing the expiration of the waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(18) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

“Item 9. Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(18)	Joint Press Release issued by VectivBio Holding AG and Ironwood Pharmaceuticals, Inc., dated June 16, 2023 (incorporated by reference to Exhibit 99.1 to VectivBio’s Form 6-K, filed June 16, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTIVBIO HOLDING AG

By:	/s/ Luca Santarelli
Name:	Luca Santarelli
Title:	Chief Executive Officer

Dated: June 16, 2023